P-Com, Inc.
                                1996 Lundy Avenue
                               San Jose, CA 95131

June 2, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re: P-Com, Inc. Request for Withdrawal of Form S-3 Registration Statement
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(333-102847)
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Ladies and Gentlemen:

                  In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, P-Com, Inc., a Delaware corporation (the "Company"), hereby requests withdrawal of its Form S-3 Registration Statement (333-102847) filed with the Securities and Exchange Commission on January 30, 2003.

                  The reason for such withdrawal is that Form S-3 was filed, in part, for the purpose of registering certain convertible subordinated notes and shares of common stock issuable upon conversion of such notes (the "Securities"); however, the Securities were converted into equity securities of the Company in 2004, or otherwise restructured, in connection with a series of private transactions not requiring registration under Section 5 of the Securities Act of 1933.

                  If you should have any questions regarding this request for withdrawal, please do not hesitate to contact Bill Manierre of Sheppard, Mullin, Richter & Hampton, the Company's outside counsel, at (415) 774-3283.

                                                     Very truly yours,

                                                     P-COM, INC.

                                                     By: /s/ Daniel W. Rumsey
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                                                     Daniel W. Rumsey
                                                     Chief Restructuring Officer